UNITED STATES                  OMB Approval
         SECURITIES AND EXCHANGE COMMISSION        OMB Number: 3235-0145
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                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 3)1


                        METRETEK TECHNOLOGIES, INC.
                (f/k/a Marcus Natural Gas Services, Inc.)
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.01 PER SHARE
                     (Title of Class of Securities)


                               566323101
                                --------
                             (CUSIP Number)

                            Kenneth I. Schaner
                   Swidler Berlin Shereff Freidman, LLP
             3000 K Street, N.W., Suite 300, Washington, D.C.  20007
                               202-424-7500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              March 10, 2004
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 4 Pages)

-----------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                             SCHEDULE 13D/A

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CUSIP No.  566323101                                  Page 2 of 4
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1.     NAMES OF REPORTING PERSONS: American Meter Company (successor-in-
                                   interest to Eagle Research Corporation)
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                 (b)  [   ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS                           Not Applicable
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware
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NUMBER OF                 7. SOLE VOTING POWER           0
SHARES                    -------------------------------------------------
BENEFICIALLY              8. SHARED VOTING POWER         0
OWNED BY                  -------------------------------------------------
EACH                      9. SOLE DISPOSITIVE POWER      0
REPORTING                 -------------------------------------------------
PERSON WITH:
                          10. SHARED DISPOSITIVE POWER    0
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [   ]
---------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0
---------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                 CO
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This Amendment No. 3 to Schedule 13D is filed by American Meter Company ("American Meter"), a Delaware corporation, successor in interest to Eagle Research Corporation, a West Virginia corporation ("Eagle"). This Amendment No. 3 supplements and amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by Eagle on April 2, 1998 (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Shares"), of Metretek Technologies, Inc. (f/k/a Marcum Natural Gas Services, Inc.), a Delaware corporation (the "Issuer" or the "Company"), as amended by Amendment No. 1 filed with the SEC on February 28, 2000 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on August 31, 2000 ("Amendment No. 2"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

ITEM 4.  PURPOSE OF TRANSACTION

        Item 4 is supplemented as follows:

        On March 10, 2004, American Meter sold all of its remaining holdings in the Issuer, 325,055 Common Shares, on the open market, at a price of $1.90 per share.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended as follows:

     (a)   Ruhrgas no longer beneficially owns any Common Shares.

     (b) Ruhrgas no longer has the sole power to vote, to direct the vote of, to dispose of or to direct the disposition of any Common Shares.

     (c) Since the filing of Amendment No. 2, as reported in Item 3 above, American Meter has sold 325,055 Common Shares, all of its holdings of Common Shares of the Issuer.

     (d) No person is known by American Meter to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares referenced in paragraph (a) above.

     (e)  Not applicable.

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date:     March 15, 2004

                                   American Meter Company


                                   By: /s/ Diane L. Franzoni
                                      -----------------------------------
                                   Name: Diane L. Franzoni
                                        ---------------------------------
                                   Title: Assistant Secretary
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